UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Financial Statements as of June 30, 2025, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-270582) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ John Crawford
Name:	John Crawford
Title:	Chief Financial Officer

Date: August 14, 2025

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – June 30, 2025	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Revenue	$428,218	$439,924	$829,218	$857,662
Cost of services (excluding depreciation and amortization)	190,180	183,825	364,361	354,198
Selling, general and administrative	143,816	150,059	283,606	294,867
Depreciation and amortization	67,582	68,630	135,851	136,940
Impairment expense on goodwill and other assets	13	23	1,295	676
Restructuring and other costs	5,897	728	13,682	1,180
Loss / (gain) on disposal of subsidiaries and other assets, net	176	144	(450)	321
Operating income	20,554	36,515	30,873	69,480
Other (expense) / income, net	(6,714)	4,397	(5,891)	16,752
Interest expense, net	(34,549)	(37,135)	(68,222)	(72,100)
(Loss) / income before taxes	(20,709)	3,777	(43,240)	14,132
Income tax expense	29,423	5,207	26,364	12,506
Net (loss) / income	$(50,132)	$(1,430)	$(69,604)	$1,626

Net (loss) / income per share – basic	$(0.85)	$(0.02)	$(1.17)	$0.03
Net (loss) / income per share – diluted	$(0.85)	$(0.02)	$(1.17)	$0.03

Net (loss) / income	$(50,132)	$(1,430)	$(69,604)	$1,626
Other comprehensive income, net of tax of $0:
Gain / (loss) on foreign currency translation	14,655	(6,055)	18,731	(13,667)
Total comprehensive loss	$(35,477)	$(7,485)	$(50,873)	$(12,041)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$266,082	$216,683
Customer accounts and other restricted cash	1,012,533	1,081,896
Accounts receivable, net of allowance for credit losses of $4,078 and $7,994, respectively	158,478	158,197
Settlement receivables, net of allowance for credit losses of $4,920 and $4,082, respectively	162,853	138,565
Prepaid expenses and other current assets	101,036	81,298
Derivative financial assets – current	2,467	—
Contingent consideration receivable – current	826	—
Total current assets	1,704,275	1,676,639
Deferred tax assets	91,304	91,304
Property, plant and equipment, net	28,177	24,297
Operating lease right-of-use assets	41,194	40,620
Derivative financial assets – non-current	—	5,502
Intangible assets, net	949,651	981,315
Goodwill	2,074,455	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	14,535	12,806
Total assets	$4,906,903	$4,809,334

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$197,182	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,191,609	1,235,104
Operating lease liabilities – current	9,023	7,653
Income taxes payable	2,353	5,495
Warrant liabilities – current	889	—
Contingent consideration payable – current	1,945	8,070
Liability for share-based compensation – current	4,676	2,126
Total current liabilities	1,417,867	1,445,578
Non-current debt	2,540,748	2,353,358
Operating lease liabilities – non-current	35,444	35,573
Deferred tax liabilities	102,548	91,570
Warrant liabilities – non-current	—	1,401
Derivative financial liabilities – non-current	1,133	—
Liability for share-based compensation – non-current	1,573	2,268
Contingent consideration payable – non-current	672	325
Total liabilities	4,099,985	3,930,073
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 63,527,152 shares issued and 58,846,732 outstanding as of June 30, 2025 and 62,511,104 shares issued and 59,888,304 outstanding as of December 31, 2024	762	750
Additional paid in capital	3,206,887	3,199,119
Accumulated deficit	(2,307,138)	(2,237,534)
Treasury shares - at cost; 4,680,420 shares as of June 30, 2025 and 2,622,800 shares as of December 31, 2024	(71,836)	(42,586)
Accumulated other comprehensive loss	(21,757)	(40,488)
Total shareholders' equity	806,918	879,261
Total liabilities and shareholders' equity	$4,906,903	$4,809,334

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2024	$750	$3,199,119	$(2,237,534)	$(42,586)	$(40,488)	$879,261
Net loss	-	-	(19,472)	-	-	(19,472)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	4,076	4,076
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	7,624	-	-	-	7,624
Common shares repurchased (Note 12)	-	-	-	(9,998)	-	(9,998)
Common shares reissued (Note 12)		49		345		394
March 31, 2025	$751	$3,206,791	$(2,257,006)	$(52,239)	$(36,412)	$861,885
Net loss	-	-	(50,132)	-	-	(50,132)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	14,655	14,655
Restricted stock units issued (Note 11)	11	(11)	-	-	-	-
Share-based compensation	-	140	-	-	-	140
Common shares repurchased (Note 12)	-	-	-	(20,000)	-	(20,000)
Common shares reissued (Note 12)	-	(33)	-	403	-	370
June 30, 2025	$762	$3,206,887	$(2,307,138)	$(71,836)	$(21,757)	$806,918

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2023	$741	$3,166,012	$(2,259,694)	$—	$(23,746)	$883,313
Net income	-	-	3,056	-	-	3,056
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(7,612)	(7,612)
Restricted stock units issued (Note 11)	1	(1)	-	-	-	-
Share-based compensation	-	9,149	-	-	-	9,149
Common shares repurchased (Note 12)				(14,000)		(14,000)
March 31, 2024	$742	$3,175,160	$(2,256,638)	$(14,000)	$(31,358)	$873,906
Net loss	-	-	(1,430)	-	-	(1,430)
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(6,055)	(6,055)
Restricted stock units issued (Note 11)	7	(7)	-	-	-	-
Share-based compensation	-	5,589	-	-	-	5,589
Common shares repurchased (Note 12)	-	-	-	(11,000)	-	(11,000)
Capital contribution (Note 11)	-	1,843	-	-	-	1,843
June 30, 2024	$749	$3,182,585	$(2,258,068)	$(25,000)	$(37,413)	$862,853

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities
Net (loss) / income	$(69,604)	$1,626
Adjustments for non-cash items:
Depreciation and amortization	136,753	137,461
Unrealized foreign exchange gain	(9,146)	(3,872)
Deferred tax expense / (benefit)	8,294	(6,191)
Interest expense, net	10,160	(4,962)
Share-based compensation	18,916	22,325
Other expense / (income), net	488	(9,542)
Impairment expense on goodwill and other assets	1,295	676
Allowance for credit losses and other	17,333	19,205
(Gain) / loss on disposal of subsidiary and other assets, net	(450)	321
Non-cash lease expense	4,601	4,335
Movements in working capital:
Accounts receivable, net	(13,951)	(31,131)
Prepaid expenses and other current assets	(11,534)	(3,646)
Accounts payable and other liabilities	(1,073)	(10,909)
Income tax payable / receivable	(17)	(2,721)
Net cash flows provided by operating activities	92,065	112,975
Cash flows in investing activities
Purchase of property, plant & equipment	(7,144)	(8,227)
Purchase of merchant portfolios	(8,514)	—
Other intangible asset expenditures	(46,980)	(46,666)
Disposal of subsidiary	1,948	—
Cash inflow from merchant reserves	2,920	6,510
Cash outflow from merchant reserves	(7,163)	—
Receipts under derivative financial instruments	2,511	4,949
Other investing activities	163	1,626
Net cash flows used in investing activities	(62,259)	(41,808)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(9,614)	(5,320)
Proceeds from employee share purchase plan	648	—
Purchase of treasury shares	(29,998)	(25,000)
Settlement funds - merchants and customers, net	(159,254)	(195,156)
Repurchases of borrowings	—	(67,928)
Proceeds from loans and borrowings	61,323	129,291
Repayments of loans and borrowings	(30,387)	(73,412)
Proceeds under line of credit	426,000	450,000
Repayments under line of credit	(418,000)	(450,000)
Contingent consideration paid	(7,319)	(8,597)
Other financing activities	300	—
Net cash flows used in financing activities	(166,301)	(246,122)
Effect of foreign exchange rate changes	116,531	(31,663)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(19,964)	$(206,618)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,298,579	1,498,269
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,278,615	$1,291,651

	Six months ended June 30,
	2025	2024
Supplemental cash flow disclosures:
Cash paid for interest	$58,062	$77,062
Cash paid for income taxes, net	$18,087	$21,418

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Six months ended June 30,
	2025	2024
Cash and cash equivalents	$266,082	$222,382
Customer accounts and other restricted cash	1,012,533	1,069,269
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,278,615	$1,291,651

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of effectuating the merger (the “Transaction”) with Foley Trasimene Acquisition Corp. II (“FTAC”), a special purpose acquisition company that completed its Initial Public Offering (“IPO”) in August 2020, and Pi Jersey 1.5 Limited (“Legacy Paysafe”).

In connection with the Transaction, which was consummated on March 31, 2021, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively. Subsequent to the Transaction, Pi Jersey Topco Limited (“Topco”), funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”) continue to retain ownership in the Company.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and six months ended June 30, 2025 and the comparative financial information for the three and six months ended June 30, 2024 and for the year ended December 31, 2024 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 on Form 20-F filed on March 4, 2025.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Operating results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025 or any other interim period.

On February 28, 2025, the Company finalized a definitive agreement to sell substantially all of the assets related to its direct marketing payment processing business line, previously part of the Merchant Solutions segment (See Note 10). The income associated with this business prior to disposal is included in income from continuing operations as the sale of the business did not qualify as discontinued operations.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at the segment level (See Note 16).

We do not have any material contract balances associated with our contracts with customers as of June 30, 2025 and December 31, 2024. The Company has elected to exclude disclosing any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. The Company’s most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service, which typically represent all or almost all of the total transaction price for the related contract. The variable consideration that will be allocated to future days of service is not required to be disclosed as these days of services are wholly unsatisfied at the Company’s reporting date. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

Significant accounting policies

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto assets. This update provides guidance on the accounting for and disclosure of crypto assets by requiring that crypto assets that meet criteria defined by the ASU to 1) be measured at fair value separately from other intangible assets in the statement of financial position, 2) to present remeasurement separately from other changes in other intangible assets in the statement of comprehensive income, and 3) to enhance disclosure requirements related to the crypto assets, including providing roll-forward information of crypto asset holdings. This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2023-08 on January 1, 2025 which did not have a material impact on the Company’s consolidated financial statements.

There have been no material changes in our significant accounting policies during the six months ended June 30, 2025. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2024 on Form 20-F filed on March 4, 2025.

Accounting Pronouncements not yet Adopted

Income Taxes

In December 2023, the FASB issued ASU 2023-09, which amends Income taxes (Topic 270). This update enhances annual income tax disclosure requirements, primarily by requiring public business entities to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format with specific categories identified, and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company expects to adopt this guidance in our December 31, 2025 annual financial statements and this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This update requires public business entities to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

Financial Instruments - Credit Losses

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Estimated Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update allows entities to elect a practical expedient when developing reasonable and supportable forecasts as part of estimating expected credit losses that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This update is effective for annual periods beginning after December 15, 2025, and for interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

2. Net (loss) / income per share

The following table sets forth the computation of the Company’s basic and diluted net (loss) / income per share attributable to the Company.

The Company uses the treasury stock method of calculating diluted net (loss) / income per share. For the three and six months ended June 30, 2025, and for the three months ended June 30, 2024, we excluded all potentially dilutive restricted stock units, stock options and warrants in calculating diluted net loss per share as the effect was antidilutive (See Note 11 and 13). For the six months ended June

30, 2024 we excluded all potentially dilutive stock options and warrants in calculating diluted net income per share as the effect was antidilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Numerator
Net (loss) / income - basic	$(50,132)	$(1,430)	$(69,604)	$1,626
Net (loss) / income - diluted	$(50,132)	$(1,430)	$(69,604)	$1,626

Denominator
Weighted average shares – basic	59,294,514	60,696,289	59,562,894	61,162,889
Weighted average shares – diluted (1)	59,294,514	60,696,289	59,562,894	61,671,131

Net (loss) / income per share
Basic	$(0.85)	$(0.02)	$(1.17)	$0.03
Diluted	$(0.85)	$(0.02)	$(1.17)	$0.03

(1)
The denominator used in the calculation of diluted net income per share for the six months ended June 30 2024, includes an additional 508,242 shares representing the dilutive effect of restricted stock units.

3. Taxation

For the six months ended June 30, 2025, we have utilized the discrete effective tax method as allowed under ASC 740, Income Taxes, to calculate the interim tax provision. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. For the six months ended June 30, 2024, we accounted for income taxes by applying an estimated annual effective tax rate to year to date pre-tax book income, with the effects of any discrete income tax items recognized in the period in which it occurred. We believe that the use of the discrete method is more appropriate than the annual effective tax rate method as small changes in estimated pre-tax book income or loss would result in significant changes in the estimated annual effective tax rate.

Our effective tax rate for the three months ended June 30, 2025 and 2024 was (142.1%) and 137.9%, respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for the three months ended June 30, 2025 was primarily the result of recognition of valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted interest carryforwards in the U.K., as well as changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards in the U.S. The difference between our effective tax rate and the U.K. statutory rate of 25% for the three months ended June 30, 2024 was primarily the result of changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards in the United States and items identified as discrete during the year.

Our effective tax rate for the six months ended June 30, 2025 and 2024 was (61%) and 88.5%, respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for the six months ended June 30, 2025 was primarily the result of recognition of valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted interest carryforwards in the U.K., as well as changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards in the U.S. The difference between our effective tax rate and the U.K. statutory rate for the six months ended June 30, 2024 was primarily the result of our valuation allowance on restricted interest carryforwards and items identified as discrete during the year.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred assets will be realized. The ultimate realization of the deferred tax asset is dependent upon generation of future taxable income during the period in which those temporary difference become deductible. Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all the positive and negative evidence available, including cumulative losses in recent years and projected future taxable income to determine whether all or some portion of the deferred tax assets will not be realized. As of June 30, 2025, the Company believes the deferred tax assets on tax losses and restricted interest carryforwards in the U.K were not realizable on a more likely than not basis. As a result, a valuation allowance of $30,588 was recognized related to these deferred tax assets for the three and six months ended June 30, 2025.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, “Income Taxes”, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Once the OBBBA takes effect, the Company’s sources of future taxable income against which it can recognize deferred tax assets will be reduced. The Company is still evaluating the impact of OBBBA, but expects it will result in a full valuation allowance against the US deferred tax assets in the third quarter of 2025, the quarter in which this law was enacted. As of June 30, 2025, the balance of the US deferred tax assets was $75,281.

4. Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions(1)	Digital Wallets (2)	Total
Balance as of December 31, 2024	$637,446	$1,339,405	$1,976,851
Foreign exchange	—	100,006	100,006
Reduction during the period (3)	(2,402)	—	(2,402)
Balance as of June 30, 2025	$635,044	$1,439,411	$2,074,455

(1)
Accumulated impairment loss was $1,159,145 as of June 30, 2025 and December 31, 2024 within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 as of June 30, 2025 and December 31, 2024 within the Digital Wallets segment.
(3)
Reductions to goodwill within the Merchant Solutions segment relate to the sale of the direct marketing payment processing business line (See Note 10). Goodwill was allocated using a fair value allocation methodology which considered an income and market approach (a Level 3 measurement) as well as the fair value consideration of the disposed business (a Level 2 measurement).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. The Company’s most recent annual impairment assessment of its reporting units as of October 1, 2024 determined that its goodwill was not impaired. For the six months ended June 30, 2025, no events and circumstances were identified that would indicate the carrying amount of either reporting unit exceeded its fair value. However, it is reasonably possible that a decline in market capitalization could materially impact the estimates in the goodwill impairment assessment. In addition, deterioration in financial performance of either reporting unit, or significant changes in key assumptions used in the annual impairment assessment, such as the discount rate, could result in an impairment charge in the future.

5. Intangible assets

The Company’s intangible assets consisted of the following:

	June 30, 2025	December 31, 2024
Brands	$175,353	$162,575
Software development costs	1,042,528	935,888
Customer relationships	1,588,424	1,524,623
Computer software	44,955	39,220
Gross carrying value	$2,851,260	$2,662,306

Brands	130,751	113,474
Software development costs	765,970	664,536
Customer relationships	967,212	873,840
Computer software	37,676	29,141
Accumulated amortization	$1,901,609	$1,680,991
Intangible assets, net	$949,651	$981,315

Amortization expense on intangible assets for the three months ended June 30, 2025 and 2024, was $65,796 and $66,786, respectively. Amortization expense on intangible assets for the six months ended June 30, 2025 and 2024 was $132,052 and $133,165, respectively. The increase in gross intangible assets during the six months ended June 30, 2025, relates mainly to the impact of favorable exchange rates on customer relationships and software development costs, as well as capitalized development costs.

The Company performs an impairment analysis on intangible assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. No such events and circumstances were identified during the three and six months ended June 30, 2025 and 2024. For the three months ended June 30, 2025 and 2024, impairment expenses of $13 and $23, respectively, were recognized related to software development costs which had no future economic benefit. For the six months ended June 30, 2025 and 2024 impairment expenses of $657 and $676, respectively, were recognized related to software development costs which had no future economic benefit.

6. Allowance for credit losses

The Company has exposure to credit losses for financial assets, including settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the six months ended June 30, 2025:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance as of December 31, 2024	$7,994	$4,082	$11,122	$23,198
Credit loss expense	12,975	2,660	(1,545)	14,090
Recoveries	1,064	2,397	-	3,461
Write-Offs	(18,056)	(4,306)	(43)	(22,405)
Other (1)	101	87	101	289
Balance as of June 30, 2025	$4,078	$4,920	$9,635	$18,633

(1)
Other mainly relates to the impact of foreign exchange.
(2)
Recoveries / (losses) from freestanding credit enhancements related to Settlement receivables, net, were ($185) and ($48) for the three months ended June 30, 2025 and 2024, respectively, and $218 and ($337) for the six months ended June 30, 2025 and 2024, respectively. Recoveries from freestanding credit enhancements related to Settlement receivables, net are recorded separately from expected credit losses in "Selling, general and administrative" in the unaudited condensed consolidated statement of comprehensive loss.

Credit loss expense for the three months ended June 30, 2025 and 2024 was $7,675 and $5,967, respectively, and for the six months ended June 30, 2025 and 2024 was $14,090 and $14,726, respectively. The increase in credit loss expense from the three months ended June 30, 2024 to the three months ended June 30, 2025 was the result of a specific merchant reserve in Digital Wallets. Credit loss expense for the six months ended June 30, 2025 decreased slightly compared to the prior period mainly due to decreased volume of transactions in the Merchant Solutions segment following the disposal of the direct marketing payment processing business line (Note 10), as well as a decrease in aged accounts. This was offset by the increase in credit loss expense in Digital Wallets described above. Write-offs for the three months ended June 30, 2025 and 2024 were $9,007 and $8,836, respectively, and for the six months ended June 30, 2025 and 2024 were $22,405 and $20,025, respectively. The increase was driven by the write off of irrecoverable amounts receivable in the Merchant Solutions segment.

7. Debt

The Company's current facilities include the following:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the quarter. As of June 30, 2025 and December 31, 2024, $156,579 and $90,713, respectively, was drawn down on the Revolving Credit Facility.

Line of Credit

The Company has a Line of Credit of $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. During the year ended December 31, 2024, the Company signed an amendment to extend the maturity of the Line of Credit from June 2025 to July 2027. As of June 30, 2025 and December 31, 2024, the Company had outstanding balances of $73,000 and $65,000, respectively.

The key terms of these facilities are as follows:

Facility	Currency	Interest Rate (1)	Effective Interest Rate (2)	Facility Maturity Date	Principal Outstanding as of June 30, 2025 (Local Currency)	Principal Outstanding at June 30, 2025 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR (6) + 0.11%(4) + 2.75% (0.5% floor)	7.5%	Jun-28	$823,779	$823,779
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	5.5%	Jun-28	586,281	690,717
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	496,420
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	6.7%	Dec-27	80,000	80,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	4.3%	Dec-27	65,000	76,579
Line of Credit	USD	Term SOFR (6) + 2.70%	7.1%	Jul-27	73,000	73,000
Total Principal Outstanding						$2,577,701

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of June 30, 2025.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	June 30, 2025	December 31, 2024
Principal Outstanding	$2,577,701	$2,390,689
Unamortized debt issuance cost	(26,763)	(27,141)
Total	2,550,938	2,363,548
Short-term debt	10,190	10,190
Non-current debt	$2,540,748	$2,353,358

For the three months ended June 30, 2025 and 2024, interest expense, including amortization of deferred debt issuance cost, was $34,549 and $37,135, respectively. For the six months ended June 30, 2025 and 2024, interest expense, including amortization of deferred debt issuance cost, was $68,222 and $72,100, respectively.

Maturity requirements on debt as of June 30, 2025 by year are as follows:

Remainder 2025	$5,095
2026	10,190
2027	239,769
2028	1,489,021
2029	833,626
Total	$2,577,701

During both the three months ended June 30, 2025 and 2024, the Company made principal payments of $2,548 under its Term Loan Facility, and during the three months ended June 30, 2025 made voluntary prepayments of $5,000. During both the six months ended June 30, 2025 and 2024, the Company made principal payments of $5,095 under its Term Loan Facility and during the six months ended June 30, 2025 made voluntary prepayments of $25,292.

During the three months ended June 30, 2024, the Company repurchased $33,103 under the Term Loan Facility and $5,000 under the Secured Loan Notes. During the six months ended June 30, 2024, the Company repurchased $64,224 under the Term Loan Facility $5,000 of Secured Loan Notes. This resulted in a gain on repurchase of $720 and $1,296 for the three and six months ended June 30, 2024, respectively, recognized within "Other (expense) / income, net" within the unaudited condensed consolidated statements of comprehensive loss. The Company did not repurchase any debt during three or six months ended June 30, 2025.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the debt agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its covenants as of the date of issuance of these unaudited condensed consolidated financial statements.

Letters of Credit

As of June 30, 2025 and December 31, 2024, the Company had issued approximately $151,630 and $142,666, letters of credit, respectively, for use in the ordinary course of business.

8. Derivative Instruments

The Company’s derivative instruments consist of interest rate swap agreements ("interest rate contracts"). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. During the six months ended June 30, 2025 and 2024, the Company entered into forward starting interest rate swaps. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other (expense) / income, net” in the unaudited condensed consolidated statement of comprehensive loss in the respective period of the change.

The following table summarized the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets and liabilities" in the unaudited condensed consolidated statements of financial position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset / (liability) as at June 30, 2025	Fair value of asset as at December 31, 2024
Interest rate swap	2.1%	$185,896	USD-1 month SOFR	March 31, 2022	March 31, 2026	$2,467	$4,766
Forward starting interest rate swap	3.3%	$110,047	USD-1 month SOFR	March 31, 2026	December 31, 2027	$(218)	$736
Forward starting interest rate swap	3.6%	$101,000	USD-1 month SOFR	March 31, 2026	March 31, 2028	$(915)	$-

During the three months ended June 30, 2025 and 2024 the Company recognized a (loss) / gain of ($806) and $1,209, respectively, of which ($2,005) and ($1,209), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the three months ended June 30, 2025 and 2024 of $1,199 and $2,418, respectively.

During the six months ended June 30, 2025 and 2024 the Company recognized a (loss) / gain of ($1,657) and $4,410, respectively, of which ($4,168) and ($539), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the six months ended June 30, 2025 and 2024 of $2,511 and $4,949, respectively.

For further information regarding the fair value of the derivative instruments see discussion in Note 13 and 15.

9. Contingent consideration payable

Contingent consideration payable is comprised of the following balances:

Balance as of December 31, 2024	$8,395
Payments made during the period	(7,319)
Additions in the period	1,694
Fair value loss and other	(153)
Balance as of June 30, 2025	$2,617
Current	$1,945
Non-current	$672

During the six months ended June 30, 2025, the Company paid $7,319 of the contingent consideration payable related to a prior period acquisition. The remaining contingent consideration, including additions in the current year, arose as part of the consideration of merchant buyouts and is payable in cash subject to the future financial performance of the acquisitions.

10. Gain on disposal of subsidiaries and other assets, net

On February 28, 2025, the Company disposed of substantially all of the assets in its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments for total consideration consisting of $1,948 cash and up to $50,000 of contingent consideration (the "Disposal"). The contingent consideration is contingent upon the achievement of certain financial performance metrics of the direct marketing payment processing business line. As of June 30, 2025, a receivable of $4,138 is recorded within "Contingent consideration receivable" within the unaudited condensed consolidated statements of financial position, with $826 recognized as a current asset, and $3,312 as a non-current asset. The consideration for financial performance conditions will be payable in five earnout payments each due in the first quarter of the years ended December 31, 2026 to December 31, 2030.

Cash consideration	$1,948
Contingent consideration (1)	4,138
Total consideration	$6,086
Less: Assets disposed (2)	5,347
Gain on disposal of subsidiary	$739
(1)
The contingent consideration receivable arising from disposals of subsidiaries and other assets is recognized at fair value on the disposal date using a discounted cash flow methodology (a Level 3 measurement) and will be revalued each reporting period. The contingent consideration to be received is based on the future performance of the disposed business.
(2)
Assets disposed include software development costs, property, plant and equipment and goodwill.

As a result of the Disposal, the Company recognized a gain of $739 during the six months ended June 30, 2025, recorded in "Loss / (gain) on disposal of subsidiaries and other assets, net".

In connection with the Disposal, the Company also entered into a Transition Services Agreement (“TSA”) to provide KORT Payments with certain transitional services, including administrative, information technology, risk and compliance, procurement, and other corporate services for a period up to 15 months. The transition service fees earned related to the TSA are not significant.

Following the disposal of the direct marketing payment processing business line, the leased office space in California is no longer being used by the Company and is subleased. A recoverability test was performed on the remaining asset within the asset group and it was determined that the asset was not recoverable. This resulted in an impairment of the right of use asset associated with the office lease, which was determined using a discounted cash flow methodology (a Level 2 measurement). An amount of $638 has been included as part of "Impairment expense on goodwill and other assets" for the six months ended June 30, 2025.

11. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 Plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. No additional awards are expected to be granted in the future under the 2018 Plan. Share-based compensation expense recognized during the three months ended June 30, 2025 and 2024 under both plans was $10,775 and $12,966, respectively. Share-based compensation expense recognized during the six months ended June 30, 2025 and 2024 under both plans was $18,916 and $22,325, respectively. As of June 30, 2025, unrecognized share-based compensation expense was $60,499.

2021 Omnibus Incentive Plan (“2021 Plan”)

As of June 30, 2025, there were 15,209,712 shares authorized for award under the 2021 Plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one to three years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount.

The following table summarizes restricted stock unit activity during the six months ended June 30, 2025.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2024	3,670,093	$18.02
Granted (1)	2,929,655	$16.00
Vested (2)	(1,583,695)	$20.01
Forfeited	(324,441)	$16.81
Performance adjustments (3)	3,040	-
Nonvested as of June 30, 2025	4,694,652	$16.31

(1)
Represents RSUs and PRSUs granted based on performance target achievement of 100%.
(2)
Represents the total number of shares vested during the period. Common shares issued, as presented within the unaudited condensed consolidated statement of shareholders' equity, are net of shares withheld for taxes. The total grant date fair value of units vested was $31,481.
(3)
Represents the adjustment to the number of PRSUs based on actual performance compared to target.

Stock options

There were no stock options granted during the six months ended June 30, 2025 and 2024. There are 166,666 stock options outstanding as of June 30, 2025, all of which are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years.

Other share-based payment awards

During the six months ended June 30, 2025, the Company adopted a short-term incentive program pursuant to which fully-vested shares of the Company’s common stock would be issued at or around the time of determining the Company’s performance under such program in early 2026, if the Company achieves certain performance targets. The potential issuance of these shares of common stock are accounted for as share-based payment awards granted under the 2021 Plan. Share-based compensation expense associated with these awards for both the three and six months ended June 30, 2025 was $1,855. These awards are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares and are classified as a current liability within the unaudited condensed consolidated statement of financial position based on the expected timing of the vesting of shares.

Share-based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and is subsequently remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of both June 30, 2025 and December 31, 2024, this share-based compensation liability was $4,394, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares.

Employee Share Purchase Plan

Employees are eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares at the market price of the shares at the end of each one-month offering period. The Company grants restricted stock units equal to 25% of the PSFE shares that are purchased by participating employees on each purchase date (“Match RSU Award”).

The Match RSU Award cliff vests six months from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under the Purchase Plan for participant contributions and Match RSU Awards is 2,083,333.

For the three and six months ended June 30, 2025, 25,444 and 46,785 treasury shares, respectively, were reissued to employees in connection with this Purchase Plan. No treasury shares were reissued for the three and six months ended June 30, 2024.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

12. Share Repurchase Program

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. During the six months ended June 30, 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the Share Repurchase Program. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended June 30, 2025 and 2024, the Company repurchased 1,491,795 and 686,396 of its common shares for consideration of $20,000 and $11,000, respectively, at an average price of $13.41 and $16.03 per share. During the six months ended June 30, 2025 and 2024, the Company repurchased 2,104,405 and 1,675,815 of its common shares for consideration of $29,998 and $25,000, respectively, at an average price of $14.25 and $14.92 per share. These repurchases are recorded at cost as treasury shares within the unaudited consolidated statements of financial position and unaudited consolidated statements of shareholders' equity. As of June 30, 2025, a total of $47,081 remained available for future repurchases of our common shares under our Share Repurchase Program.

Subsequent to June 30, 2025, the Company repurchased 1,467,935 of its common shares for total consideration of $20,000.

13. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value on a recurring basis as of June 30, 2025 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	-	-	4,138
Derivative financial assets	-	2,467	-
	$-	$2,467	$4,138
Financial liabilities measured at fair value:
Derivative financial liabilities	-	1,133	-
Warrant liabilities (1)	889	-	-
Liability for share-based compensation (2)	-	-	4,394
	$889	$1,133	$4,394

The fair value hierarchy of financial instruments measured at fair value on a recurring basis as of December 31, 2024 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	5,502	-
	$-	$5,502	$-
Financial liabilities measured at fair value:
Warrant liabilities (1)	1,401	-	-
Liability for share-based compensation (2)	-	-	4,394
	$1,401	$-	$4,394

(1)
The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. As of June 30, 2025 and December 31, 2024, 53,900,329 warrants were outstanding, all of which were considered public warrants.
(2)
As of June 30, 2025 and December 31, 2024, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction as the performance awards were settled (Note 11).

There were no transfers between levels during the six months ended June 30, 2025 and 2024. A description of the movements in level 3 financial instruments in the period are described in Note 10 and 11. The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments are set out in the table below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cashflow	Discount rate of 17.5%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, accounts payable and accrued expenses, liabilities to customers and merchants and contingent consideration payable approximates fair value given the short-term nature of these items. As of June 30, 2025, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

14. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $83 as of June 30, 2025 and $1,370 as of December 31, 2024 related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named additional defendants. In May 2022, the securities cases were consolidated and was captioned In re: Paysafe f/k/a Foley Trasimene Acquisition Corp. II, Securities Litigation.

On May 15, 2024, a Consolidated Amended Complaint was filed, which complaint sought unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company filed a motion to dismiss the Consolidated Amended Complaint on July 15, 2024. On March 31, 2025 the Southern District of New York dismissed the compliant and on April 30, 2025 the complaint was closed.

On February 16, 2023, Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware and on June 4, 2025, the complaint was amended to include additional defendants, including Paysafe Limited and our former Chief Executive Officer. This Amended Complaint was brought on behalf of former holders of FTAC common stock and asserts breaches of fiduciary duties of certain FTAC Board of Directors and / or Officers in connection with the SPAC Merger and claims of aiding and abetting a breach of fiduciary duty and unjust enrichment against Paysafe Ltd. and our former CEO. Plaintiffs alleged that those shareholders’ Redemption Rights were impaired due to FTAC Defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which caused damage to the shareholders. The allegations further state that Paysafe aided the FTAC Defendants in making such misstatements.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of all persons who held shares of FTAC II prior to the redemption deadline. The Company has vigorously defended against the foregoing allegations including filing a motion to dismiss on July 7, 2025. At this time, the Company is unable to estimate the potential loss or range of loss, if any, associated with this lawsuit, which could be material. Additionally, the other defendants to the complaint have sought indemnity from Paysafe and Paysafe has accepted that indemnity based upon obligations per the SPAC Agreement and subject to applicable law.

The Company vigorously defends its position on all open cases. Except as otherwise noted for the proceedings described in this Note 14, management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, will not have a material adverse effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an accrual for current expected credit losses on financial guarantees as of June 30, 2025 and December 31, 2024 (See Note 6).

As of June 30, 2025 and December 31, 2024, $9,933 and $5,690, respectively, of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the unaudited condensed consolidated statements of financial position. Of the total reserve balance, $5,690 is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. The remaining balance is not eligible for replacement with a letter of credit and remains restricted until the related merchant agreement is terminated. During the six months ended June 30, 2025, a net amount of $4,243 was deposited into the cash held in reserves. During the six months ended June 30, 2024, $6,510 was returned to the Company upon obtaining a letter of credit. These cash flows are presented as an investing activity within the unaudited condensed consolidated statements of cash flows.

15. Other (expense) / income, net

A summary of the amounts recorded in "Other (expense) / income, net" is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Foreign exchange (loss) / gain	$(5,417)	$2,017	$(5,403)	$7,210
Fair value loss on contingent consideration	(184)	(282)	(184)	(396)
(Loss) / gain on derivative instruments (1)	(806)	1,209	(1,657)	4,410
Fair value (loss) / gain on warrant liability (2)	(54)	415	512	140
Gain on debt repurchases (3)	—	720	—	1,296
Other (4)	(253)	318	841	4,092
Other (expense) / income, net	$(6,714)	$4,397	$(5,891)	$16,752

(1)
In the six months ended June 30, 2025 and 2024 the Company entered into additional derivative financial instrument arrangements to mitigate interest risk on its variable-rate debt (See Note 8).
(2)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the unaudited condensed consolidated statements of comprehensive loss (See Note 13).
(3)
Relates to gain on repurchases of the Company's debt (See Note 7).
(4)
Mainly relates to the release of certain provisions, offset by certain banking fees.

16. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallets, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment and are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocates resources based on Segment Adjusted EBITDA of each operating segment. The CODM believes Segment Adjusted EBITDA to be a useful profitability measure to assess the performance of our business and to improve the comparability of operating results across reporting periods. The CODM uses the segment measure to analyze the actual performance of each segment against annual budgets, comparable prior reporting periods and against internal forecasts on a quarterly basis and when making decisions about the allocation of capital and other internal resources to the segments.

Segment Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. The significant segment expenses included within each segment’s Adjusted EBITDA are included in the following tables.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended June 30, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$226,666	$196,553	$423,219
Interest Revenue	397	4,602	4,999
Intersegment revenue (1)	5,182	—	5,182
	$232,245	$201,155	$433,400
Elimination of intersegment revenue (1)			$(5,182)
Total consolidated revenues			$428,218
Less:
Cost of services (excluding depreciation and amortization) (1)	$136,368	$58,994
Selling, general and administrative (2)	$56,202	$59,497
Segment Adjusted EBITDA	$39,675	$82,664	$122,339

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended June 30, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$249,569	$181,505	$431,074
Interest revenue	682	8,168	8,850
Intersegment revenue (1)	4,727	—	4,727
	$254,978	$189,673	$444,651
Elimination of intersegment revenue (1)			$(4,727)
Total consolidated revenues			$439,924
Less:
Cost of services (excluding depreciation and amortization) (1)	$135,854	$52,698
Selling, general and administrative (2)	$62,613	$54,562
Segment Adjusted EBITDA	$56,511	$82,413	$138,924

The information below summarizes revenue and Segment Adjusted EBITDA for the six months ended June 30, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$439,640	$379,060	$818,700
Interest revenue	856	9,662	10,518
Intersegment revenue (1)	9,535	—	9,535
	$450,031	$388,722	$838,753
Elimination of intersegment revenue (1)			$(9,535)
Total consolidated revenues			$829,218
Less:
Cost of services (excluding depreciation and amortization) (1)	$261,431	$112,465
Selling, general and administrative (2)	$119,479	$111,049
Segment Adjusted EBITDA	$69,121	$165,208	$234,329

The information below summarizes revenue and Segment Adjusted EBITDA for the six months ended June 30, 2024:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$476,236	$363,101	$839,337
Interest revenue	1,300	17,025	18,325
Intersegment revenue (1)	8,840	4	8,844
	$486,376	$380,130	$866,506
Elimination of intersegment revenue (1)			$(8,844)
Total consolidated revenues			$857,662
Less:
Cost of services (excluding depreciation and amortization) (1)	$257,348	$105,694
Selling, general and administrative (2)	$123,339	$108,749
Segment Adjusted EBITDA	$105,689	$165,687	$271,376

A reconciliation of total segments Adjusted EBITDA to the Company’s income before taxes is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Segments Adjusted EBITDA	$122,339	$138,924	$234,329	$271,376
Unallocated corporate costs (3)	(17,342)	(19,918)	(34,162)	(40,454)
Depreciation and amortization	(67,582)	(68,630)	(135,851)	(136,940)
Share-based compensation	(10,775)	(12,966)	(18,916)	(22,325)
Restructuring and other costs	(5,897)	(728)	(13,682)	(1,180)
Impairment expense on goodwill and other assets	(13)	(23)	(1,295)	(676)
Other (expense) / income, net	(6,714)	4,397	(5,891)	16,752
(Loss) / gain on disposal of subsidiaries and other assets, net	(176)	(144)	450	(321)
Interest expense, net	(34,549)	(37,135)	(68,222)	(72,100)
(Loss) / income before taxes	$(20,709)	$3,777	$(43,240)	$14,132

(1)
Intersegment revenue and related eliminations are primarily for credit card transactions and deposits between segments

(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Adjusted EBITDA.
(3)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company. These costs are presented within "Selling, general and administrative" expense in the unaudited condensed consolidated statements of comprehensive loss.

17. Restructuring activities

A summary and description of the amounts included within "Restructuring and other costs" for each of the periods presented is included below. We do not include Restructuring and others costs within Segment Adjusted EBITDA (as defined in Note 16).

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Transaction related costs (1)	$104	$—	$463	$15
Restructuring (2)	1,080	383	4,590	559
Other (3)	4,713	345	8,629	606
Restructuring and other costs	$5,897	$728	$13,682	$1,180

(1)
For the six months ended June 30, 2025, transaction costs primarily relate to the disposal of the direct marketing payment processing business line mainly related to legal fees.
(2)
For the three and six months ended June 30, 2025, restructuring mainly relates to costs incurred on transformation projects to improve merchant platforms as well as finance and risk processes. These transformation projects are expected to be completed by 2027. For the three and six months ended June 30, 2024, restructuring mainly relates to relocation costs.
(3)
Other costs mainly relate to the securities litigation against the Company and indemnities provided by the Company in the related class action lawsuit (See Note 14).

From time to time, the Company incurs severance expense related to various initiatives. In the first quarter of 2025, the Company initiated, and substantially completed, a workforce reduction in connection with cost reduction initiatives and to improve organizational efficiency. In connection with this initiative, the Company incurred severance expense associated with one-time termination benefits and ongoing post employment benefit arrangements of $5,570, all of which was recognized in the first quarter. The Company also incurred severance expenses related to various discrete initiatives in the current and prior year. The associated severance expense is recorded in "Selling, general and administrative" within the unaudited consolidated condensed statement of comprehensive loss.

The total amount of severance expense associated with the Company's one-time termination benefits and ongoing benefits arrangements by segment in each period presented is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Digital Wallets	$582	$139	$2,767	$1,645
Merchant Solutions	271	300	2,510	1,528
Unallocated corporate costs	—	79	1,146	252
Total severance expense - selling, general and administrative (1)	$853	$518	$6,423	$3,425

(1)
As of June 30, 2025 and December 31, 2024, the severance liability was $1,104 and $417, respectively.

18. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

During 2022, the Company entered into a lease with the affiliate of one of our directors. The balance of the right of use asset and lease liability as of June 30, 2025 was $1,950 and $2,269, respectively. The balance of the right of use asset and lease liability as of December 31, 2024 was $2,257 and $2,634, respectively. In September 2021, we also entered into a ten-year license and risk management agreement with this same affiliate to provide data license and risk management solution services to the Company.

19. Subsequent events

On July 4, 2025, President Trump signed into law OBBBA (see Note 3). In addition, subsequent to June 30, 2025, the Company repurchased additional common shares (see Note 12).

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K, with our audited consolidated financial statements and the notes thereto included in our report filed on Form 20-F on March 4, 2025 (the “2024 Annual Report”), and with the information under the heading “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refers to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of our 2024 Annual Report.

•
Our ability to effectively compete in large entertainment verticals;
•
our ability to successfully acquire and integrate new operations;
•
complex and changing regulatory requirements;
•
our ability to maintain and develop relationships with banks, payment card networks and financial institutions;
•
our ability to prevent and manage cybersecurity attacks;
•
market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;
•
significant competition and competitive pressures from other companies worldwide in the industries in which we operate;
•
our ability to raise financing in the future;
•
our substantial level of indebtedness and
•
litigation and the ability to adequately protect our intellectual property rights.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $42 billion and $38 billion in volume processed during the three months ended June 30, 2025 and 2024, and $82 billion and $74 billion processed during the six months ended June 30, 2025 and 2024. Paysafe generated $428,218 and $439,924, in revenue for the three months ended June 30, 2025 and 2024, respectively, and $829,218 and $857,662, for the six months ended June 30, 2025 and 2024, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide Digital Wallets solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions for small and mid-sized businesses ("SMBs") and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital and point of sale commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the NETELLER, Skrill, paysafecard, Paysafecash, SafetyPay, PagoEfectivo, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. SafetyPay, is a platform that enables eCommerce transactions in Latin American countries, and PagoEfectivo is the leading alternative payment platform and brand in Peru.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2024 Annual Report.

Pillar Two

Work is currently being undertaken by the Organisation for Economic Co-operation and Development ("OECD") on potential future recommendations related to the challenges arising from the digitalization of the global economy, specifically relating to reform of the international allocation of taxing rights (“Pillar One”) and a system ensuring a minimum level of tax for multinational enterprises (“Pillar Two”).

On December 12, 2022, the European Union (EU) Member States agreed in principle on the introduction of a global minimum tax rate of 15%. On December 15, 2022, the written procedure for formal adoption of a directive was signed, and transposed into the national law of EU Member States with effectiveness beginning January 1, 2024. The application of the minimum tax rate did not have a material impact on the Company’s consolidated financial statements.

Separately, on July 11, 2023, the UK enacted into domestic law measures to apply a multinational top-up tax and domestic top-up tax on profits taxed at an effective rate of less than 15% which became effective for the Company on January 1, 2024. In addition, the UK enacted into domestic law measures on undertaxed profits rules which became effective for the Company on January 1, 2025.

A number of jurisdictions which have a statutory tax rate below the global minimum tax rate of 15% have introduced legislation for qualifying domestic minimum top-up tax (“QDMTT”) which increases the domestic tax rate to 15% for entities that are part of a multinational enterprise. The Company has provided for estimated top-up tax for territories where the QDMTT is in effect.

One Big Beautiful Bill Act ("OBBBA")

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, “Income Taxes”, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, the Company will evaluate all deferred tax balances under the newly enacted tax law and identify any changes required to its financial statements as a result of the OBBBA. The Company is still evaluating the impact of OBBBA, but expects it will result in a full valuation allowance against the US deferred tax assets in the third quarter of 2025, the quarter in which this law was enacted. As of June 30, 2025, the balance of the US deferred tax assets was $75,281.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending.

During the six months ended June 30, 2025, the United States government has announced the imposition of tariffs on certain imported goods. While we do not expect significant impacts due to our service-oriented business model, there may be an increase in the cost of point of sale terminals, depending on where they are sourced. In addition, our merchant base in the US may experience a decline in their own revenues and transaction volumes as a result of tariffs. We are actively monitoring these market conditions, as they may adversely impact our operations and financial results.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive income / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three and six months ended June 30, 2025, our Digital Wallets segment was impacted by favorable foreign exchange.

The balance of our debt is impacted by changes in the Euro against the U.S. dollar. During the three and six months ended June 30, 2025, debt was impacted by unfavorable foreign exchange, resulting in an increase in our debt balance. Future movements in the Euro may continue to impact our debt balance and Consolidated First Lien Debt Ratio. For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Recent Company Initiatives and Events

Recent events

On February 11, 2025, the Company announced a definitive agreement to sell substantially all assets related to its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments. The business primarily consists of direct marketing and other card-not-present volume in both complex and traditional industry verticals within the Merchant Solutions segment. The transaction includes reseller and merchant contracts, as well as dedicated technology and employees related to the business. The consideration for the transaction consists of $1,948 cash and up to a total of $50,000 in annual earnout payments over the next five years. The transaction closed on February 28, 2025 upon finalizing certain transition services-related items.

During the six months ended June 30, 2025, the Board authorized the Company to repurchase an additional $70,000 of common shares under the share repurchase program (the "Share Repurchase Program"). This follows the initial approval of the Share Repurchase Program in November 2023, when the Board authorized the Company to repurchase up to $50,000 of common shares outstanding. We expect to fund future repurchases through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended June 30, 2025 and 2024, the Company repurchased 1,491,795 and 686,396 of its common shares for consideration of $20,000 and $11,000, respectively. During the six months ended June 30, 2025 and 2024, the Company repurchased 2,104,405 and 1,675,815 of its common shares for consideration of $29,998 and $25,000, respectively.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For Merchant Solutions: Credit card and debit card transactions
•
For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard payments, and vouchers redeemed on merchant websites

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended June 30, 2025 and 2024:

	For the three months ended June 30, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$35,651	$6,581	$(419)	$41,813
Take Rate	0.7%	3.1%	1.2%	1.0%

	For the three months ended June 30, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$32,719	$5,717	$(376)	$38,060
Take Rate	0.8%	3.3%	1.3%	1.2%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$2,932	$864	$(43)	$3,753
Take Rate	(0.1)%	(0.2)%	(0.1)%	(0.2)%

(1)
Volumes for the three months ended June 30, 2025 and 2024 both exclude embedded finance related volumes of less than $0.1 billion.

The following table sets forth our gross dollar volume and take rate for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$69,926	$12,527	$(789)	$81,664
Take Rate	0.6%	3.1%	1.2%	1.0%

	For the six months ended June 30, 2024
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$63,506	$11,392	$(716)	$74,182
Take Rate	0.8%	3.3%	1.2%	1.2%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$6,420	$1,135	$(73)	$7,482
Take Rate	(0.2)%	(0.2)%	0.0%	(0.2)%
(1)
Volumes for the six months ended June 30, 2025 and 2024 exclude embedded finance related volumes of less than $0.1 billion and $0.1 billion, respectively.

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Segment Adjusted EBITDA is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended June 30, 2025 compared to three months ended June 30, 2024

The following table sets forth our results of operations for the three months ended June 30, 2025 and 2024:

	For the three months ended June 30,		Variance (1)
(U.S. dollars in thousands)	2025	2024	$	%
Revenue	$428,218	$439,924	$(11,706)	(2.7)%
Cost of services (excluding depreciation and amortization)	190,180	183,825	6,355	3.5%
Selling, general and administrative	143,816	150,059	(6,243)	(4.2)%
Depreciation and amortization	67,582	68,630	(1,048)	(1.5)%
Impairment expense on goodwill and other assets	13	23	(10)	(43.5)%
Restructuring and other costs	5,897	728	5,169	710.0%
Loss on disposal of subsidiaries and other assets, net	176	144	32	22.2%
Operating income	20,554	36,515	(15,961)	(43.7)%
Other (expense) / income, net	(6,714)	4,397	(11,111)	(252.7)%
Interest expense, net	(34,549)	(37,135)	2,586	(7.0)%
(Loss) / income before taxes	(20,709)	3,777	(24,486)	(648.3)%
Income tax expense	29,423	5,207	24,216	465.1%
Net loss	$(50,132)	$(1,430)	$(48,702)	n/m

(1)
n/m - not a meaningful percentage

Revenue

Revenue decreased by $11,706, or 2.7%, to $428,218 for the three months ended June 30, 2025, from $439,924 for the three months ended June 30, 2024. This decrease is largely attributable to a decrease of $22,733, or 8.9% in our Merchant Solutions segment mainly due to the sale of the direct marketing payment processing business line which contributed to a decline in revenue of $36,722, offset partially by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities. The decrease in Merchant Solutions is offset partially by an increase of $11,482, or 6.1% in our Digital Wallets segment primarily due to a favorable impact of $9,291 on foreign exchange rates and growth across all verticals, partially offset by a decrease in interest revenue earned.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $6,355, or 3.5%, to $190,180 for the three months ended June 30, 2025 from $183,825 for the three months ended June 30, 2024. The increase is largely attributable to an increase in our Digital Wallets segment of $6,296 or 11.9% mainly due to growth in lower margin verticals, in addition to the unfavorable impact on foreign exchange rates.

Selling, general and administrative

Selling, general and administrative expenses decreased $6,243, or 4.2%, to $143,816 for the three months ended June 30, 2025, from $150,059 for the three months ended June 30, 2024. This decrease is primarily driven by a decrease in legal and professional fees of $4,057, primarily due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, a decrease in performance based compensation of $3,290, and a decrease in shared based compensation of $2,191 mainly related to awards that vested after June 30, 2024, offset by new annual grants. This was offset partially by an increase in credit losses due to recognition of specific merchant reserves in Digital Wallets.

Depreciation and amortization

Depreciation and amortization decreased $1,048, or 1.5%, to $67,582 for the three months ended June 30, 2025 compared to $68,630 for the three months ended June 30, 2024 mainly due to fully amortized acquired assets and customer relationships, offset partially by increased amortization on new intangible assets placed in service.

Impairment expense on goodwill and other assets

Impairment expense on goodwill and other assets remained flat at $13 for the three months ended June 30, 2025 compared to $23 for the three months ended June 30, 2024.

Restructuring and other costs

Restructuring and other costs increased by $5,169, to $5,897 for the three months ended June 30, 2025 from $728 for the three months ended June 30, 2024. The increase was primarily driven by higher transformation costs of $1,049 associated with projects to improve merchant platforms as well as finance and risk processes, as well as increased legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit of $4,368.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net remained flat at $176 for the three months ended June 30, 2025 compared to $144 for the three months ended June 30, 2024.

Other (expense) / income, net

Other (expense) / income, net increased by $11,111, or 252.7%, to an expense of $6,714 for the three months ended June 30, 2025 from an income of $4,397 for the three months ended June 30, 2024. The increase was primarily driven by increased losses on foreign exchange due to the strengthening of the Euro, a fair value loss on derivative instruments of $806 compared to a gain in the prior year of $1,209, due to a decrease in forecasted interest rates, as well as a decrease in gains on debt repurchases, driven by the lack of repurchases during the current period.

Interest expense, net

Interest expense, net decreased by $2,586, or 7.0%, to $34,549 for the three months ended June 30, 2025 from $37,135 for the three months ended June 30, 2024. The decrease in interest expense, net was primarily due to the benefit of debt repurchases as well as a decrease in the effective interest rates.

Income tax expense

Income tax expense was $29,423 for the three months ended June 30, 2025 compared to $5,207 for the three months ended June 30, 2024. The increase in income tax expense is a result of the recognition of a valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted carryforwards in the UK during the three months ended June 30, 2025.

Net loss

The Company had a net loss of $50,132 for the three months ended June 30, 2025 compared to a net loss of $1,430 for the three months ended June 30, 2024. The increase in net loss was largely driven by a decrease in revenue, as well as an increase in restructuring and other cost, other (expense) / income, net due to foreign exchange, and income tax expense.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $14,009, or 11.8%, to $104,997 for the three months ended June 30, 2025 from $119,006 for the three months ended June 30, 2024. This decrease was primarily driven by decreased revenue of $11,706 along with increased cost of services of $6,355, offset partially by a decrease in selling, general and administrative expenses (excluding share-based compensation) of $4,052, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended June 30, 2025 and 2024:

	For the three months ended June 30,
(U.S. dollars in thousands)	2025	2024
Net loss	$(50,132)	$(1,430)
Income tax expense	29,423	5,207
Interest expense, net	34,549	37,135
Depreciation and amortization	67,582	68,630
Share-based compensation	10,775	12,966
Impairment expense on goodwill and other assets	13	23
Restructuring and other costs (1)	5,897	728
Loss on disposal of subsidiaries and other assets, net	176	144
Other expense / (income), net (2)	6,714	(4,397)
Adjusted EBITDA	$104,997	$119,006

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring and certain other costs. For the three months ended June 30, 2025, restructuring costs amounted to $1,080, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs amounted to $4,817 primarily consisting of legal costs. For the three months ended June 30, 2024, restructuring amounted to $383 and other costs amounted to $345.
(2)
As noted above, other expense / (income), net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the three months ended June 30, 2025, other expense / (income), net includes a loss on foreign exchange of $5,417 and a fair value loss on derivative instruments of $806. For the three months ended June 30, 2024, other expense / (income), net includes a gain on foreign exchange of $2,017, a gain on derivative instruments of $1,209 and a gain on debt repurchases of $720.

Six months ended June 30, 2025 compared to six months ended June 30, 2024

The following table sets forth our results of operations for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,		Variance (1)
(U.S. dollars in thousands)	2025	2024	$	%
Revenue	$829,218	$857,662	$(28,444)	(3.3)%
Cost of services (excluding depreciation and amortization)	364,361	354,198	10,163	2.9%
Selling, general and administrative	283,606	294,867	(11,261)	(3.8)%
Depreciation and amortization	135,851	136,940	(1,089)	(0.8)%
Impairment expense on goodwill and other assets	1,295	676	619	91.6%
Restructuring and other costs	13,682	1,180	12,502	n/m
(Gain) / loss on disposal of subsidiaries and other assets, net	(450)	321	(771)	(240.2)%
Operating income	30,873	69,480	(38,607)	(55.6)%
Other (expense) / income, net	(5,891)	16,752	(22,643)	(135.2)%
Interest expense, net	(68,222)	(72,100)	3,878	(5.4)%
(Loss) / income before taxes	(43,240)	14,132	(57,372)	(406.0)%
Income tax expense	26,364	12,506	13,858	110.8%
Net (loss) / income	$(69,604)	$1,626	$(71,230)	n/m

(1)
n/m - not a meaningful percentage

Revenue

Revenue decreased $28,444, or 3%, to $829,218 for the six months ended June 30, 2025 from $857,662 for the six months ended June 30, 2024. This decrease is largely attributable to a decrease of $36,345, or 7% in our Merchant Solutions segment mainly due to the sale of the direct marketing payment processing business line which contributed to decline in revenue of $62,174, offset partially by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities. This was further offset by an increase in revenue of $8,592, or 2% in our Digital Wallets segment primarily due to growth across all verticals and a favorable impact of $4,009 on foreign exchange rates, offset partially by a decrease in interest revenue earned.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $10,163, or 3%, to $364,361 for the six months ended June 30, 2025 from $354,198 for the six months ended June 30, 2024. The increase is largely attributable to an increase of $4,083 or 2% in our Merchant Solutions segments due to growth in lower margin verticals and an increase in our Digital Wallets segment of $6,771 or 6% mainly due to growth in lower margin verticals in addition to the unfavorable impact on foreign exchange rates.

Selling, general and administrative

Selling, general and administrative expenses decreased $11,261, or 4%, to 283,606 for the six months ended June 30, 2025 from $294,867 for the six months ended June 30, 2024. This decrease is primarily driven by a decrease in legal and professional fees of $6,180 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, a decrease in performance based compensation of $5,704, and a decrease in shared based compensation of $3,409 due to awards that vested after June 30, 2024, offset by new annual grants and an increase in severance costs of $2,998.

Depreciation and amortization

Depreciation and amortization decreased $1,089, or 0.8%, to $135,851 for the six months ended June 30, 2025 compared to $136,940 for the six months ended June 30, 2024 mainly due to fully amortized acquired assets and customer relationships, offset partially by increased amortization on new intangible assets placed in service.

Impairment expense on goodwill and other assets

Impairment expense on goodwill and other assets increased $619, to $1,295 for the six months ended June 30, 2025 from $676 for the six months ended June 30, 2024. Impairment expense on goodwill and other assets is mainly related to a $638 impairment of a right of use asset for a leased office space following the disposal of the direct marketing payment processing business line, as well as impairment of software development costs.

Restructuring and other costs

Restructuring and other costs increased by $12,502, to $13,682 for the six months ended June 30, 2025 from $1,180 for the six months ended June 30, 2024. The increase was primarily driven by higher transformation costs of $4,355 associated with projects to improve merchant platforms as well as finance and risk processes, as well as increased legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit of $8,023.

(Gain) / loss on disposal of subsidiaries and other assets, net

Gain on disposal of subsidiaries and other assets, net was $450 for the six months ended June 30, 2025 compared to a loss of $321 for the six months ended June 30, 2024. The gain for six months ended June 30, 2025, related to the disposal of the direct marketing payment processing business within the Merchant Solutions segment.

Other (expense) / income, net

Other (expense) / income, net increased by $22,643, or 135%, to $5,891 for the six months ended June 30, 2025 from $16,752 for the six months ended June 30, 2024. The increase in the expense was primarily driven by loss on foreign exchange compared to a gain in the prior period due to the strengthening of the Euro, a fair value loss on derivative instruments of $1,657 compared to a gain in the prior year of $4,410 due to a decrease in forecasted interest rates, a decrease in other gains of $3,251 mainly due to a release of a goods and services tax provision of $4,120 due to the statute of limitations, and a decrease in gains on debt repurchases of $1,296 due to the lack of debt repurchases during the current period.

Interest expense, net

Interest expense, net decreased by $3,878, or 5%, to $68,222 for the six months ended June 30, 2025 from $72,100 for the six months ended June 30, 2024. The decrease in interest expense, net was primarily due to the benefit of debt repurchases as well as a decrease in the effective interest rates.

Income tax expense

Income tax expense was $26,364 for the six months ended June 30, 2025 compared to $12,506 for the six months ended June 30, 2024. The increase in income tax expense is a result of the recognition of a valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted carryforwards in the UK during the six months ended June 30, 2025.

Net (loss) / income

The Company had a net loss of $69,604 for the six months ended June 30, 2025 compared to a net income of $1,626 for the six months ended June 30, 2024. The net loss was largely driven by a decrease in revenue, as well as an increase in restructuring and other cost, other (expense) / income, net due to foreign exchange, and income tax expense.

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $30,755, or 13%, to $200,167 for the six months ended June 30, 2025 from $230,922 for the six months ended June 30, 2024. This decrease was primarily driven by decreased revenue of $28,444 along with increased cost of services of $10,163, offset partially by a decrease in selling, general and administrative expenses (excluding share-based compensation) of $7,852, as described above.

A reconciliation of Net (loss) / income to Adjusted EBITDA is as follows for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
(U.S. dollars in thousands)	2025	2024
Net (loss) / income	$(69,604)	$1,626
Income tax expense	26,364	12,506
Interest expense, net	68,222	72,100
Depreciation and amortization	135,851	136,940
Share-based compensation	18,916	22,325
Impairment expense on goodwill and other assets	1,295	676
Restructuring and other costs (1)	13,682	1,180
(Gain) / loss on disposal of subsidiaries and other assets, net	(450)	321
Other expense / (income), net (2)	5,891	(16,752)
Adjusted EBITDA	$200,167	$230,922

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring and certain other costs. For the six months ended June 30, 2025, restructuring costs amounted to $4,590, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs amounted to $9,092 primarily consisting of legal costs. For the six months ended June 30, 2024, restructuring amounted to $559 and other costs amounted to $621.
(2)
As noted above, other expense / (income), net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the six months ended June 30, 2025, other expense / (income), net includes a loss on foreign exchange of $5,403 and a fair value loss on derivatives of $1,657. This was offset partially by a fair value gain on warrants of $512 and other gains of $841 consisting mainly of the receipt of a relocation grant. For the six months ended June 30, 2024, other expense / (income), net includes a gain on foreign exchange of $7,210, a gain on derivative instruments of $4,410, a gain on debt repurchases of $1,296 and other gains of $4,092.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Segment Adjusted EBITDA is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Segment Adjusted EBITDA includes the revenues of the segment less operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Three months ended June 30, 2025 compared to three months ended June 30, 2024

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the three months ended June 30, 2025:

	For the three months ended June 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$232,245	254,978	(22,733)	(8.9)%
Cost of sales (excluding depreciation and amortization) (1)	136,368	135,854	514	0.4%
Selling, general and administrative (2)	56,202	62,613	(6,411)	(10.2)%
Segment Adjusted EBITDA	$39,675	$56,511	$(16,836)	(29.8)%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below excludes amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue decreased by $22,733, or 9%, to $232,245 for the three months ended June 30, 2025 from $254,978 for the three months ended June 30, 2024. This decrease was mainly due to the disposal of the direct marketing payment processing business line which contributed to a decline in revenue of $36,722, partially offset by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities.

Cost of services (excluding depreciation and amortization) increased by $514 or 0% to 136,368 for the three months ended June 30, 2025 from $135,854 for the three months ended June 30, 2024. This increase is due to a growth in lower margin verticals, offset by a decrease of $10,861 in cost of services due to the disposal of the direct marketing payment processing business line.

Selling, general and administrative decreased by $6,411, or 10%, to 56,202 for the three months ended June 30, 2025 from $62,613 for the three months ended June 30, 2024. This is mainly due to a decrease in legal and professional fees of $4,830 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, as well as a decrease in personnel costs of $1,842 primarily related to a decrease in headcount and the sale of the direct marketing payment processing business line.

Segment Adjusted EBITDA decreased by $16,836, or 30%, to $39,675 for the three months ended June 30, 2025 from $56,511 for the three months ended June 30, 2024, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the three months ended June 30, 2025:

	For the three months ended June 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$201,155	189,673	11,482	6.1%
Cost of sales (excluding depreciation and amortization) (1)	58,994	52,698	6,296	11.9%
Selling, general and administrative (2)	59,497	54,562	4,935	9.0%
Segment Adjusted EBITDA	$82,664	$82,413	$251	0.3%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue increased by $11,482, or 6%, to $201,155 for the three months ended June 30, 2025 from $189,673 for the three months ended June 30, 2024. This increase was primarily due to a favorable impact of $9,291 on foreign exchange rates, in addition to growth across all verticals, partially offset by a decrease in interest revenue earned.

Cost of sales increased by $6,296, or 12%, to 58,994 for the three months ended June 30, 2025 from $52,698 for the three months ended June 30, 2024. The increase is due to growth in lower margin verticals in addition to the unfavorable impact on foreign exchange rates.

Selling, general and administrative increased by $4,935, or 9%, to $59,497 for the three months ended June 30, 2025 from $54,562 for the three months ended June 30, 2024. The increase is due to an increase in advertising and promotion costs of $1,704, an increase in credit loss expense of $1,039, an increase in information technology costs of $964, and an increase in severance costs of $443. These increases were offset partially by a decrease in personnel costs mainly driven by a decrease in performance based compensation of $1,348.

Segment Adjusted EBITDA increased by $251, or 0%, to $82,664 for the three months ended June 30, 2025 from $82,413 for the three months ended June 30, 2024, due to variances explained above.

Six months ended June 30, 2025 compared to six months ended June 30, 2024

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the six months ended June 30, 2025:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$450,031	486,376	(36,345)	(7.5)%
Cost of sales (excluding depreciation and amortization) (1)	261,431	257,348	4,083	1.6%
Selling, general and administrative (2)	119,479	123,339	(3,860)	(3.1)%
Segment Adjusted EBITDA	$69,121	$105,689	$(36,568)	(34.6)%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below excludes amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue decreased by $36,345, or 7%, to $450,031 for the six months ended June 30, 2025 from $486,376 for the six months ended June 30, 2024. This decrease was mainly due to the sale of the direct marketing payment processing business line which contributed to a decline in revenue of $62,174, offset partially by an increase in revenue due to higher volumes and growth in e-commerce driven by initiatives to expand our sales capabilities.

Cost of services (excluding depreciation and amortization) increased by $4,083 or 2% to 261,431 for the six months ended June 30, 2025 from $257,348 for the six months ended June 30, 2024. This increase is due to a growth in lower margin verticals, offset partially by a decrease of $18,269 in cost of services due to the disposal of the direct marketing payment processing business line.

Selling, general and administrative decreased by $3,860, or 3%, to 119,479 for the six months ended June 30, 2025 from $123,339 for the six months ended June 30, 2024. This decrease is due to a decrease in legal and professional fees of $7,478 due to a decline in consulting fees following the finalization of the portfolio optimization project in the prior year, and a decrease in credit losses of $2,749 due to the sale of the direct marketing payment processing business line. This was offset partially by an increase in personnel costs of $1,647 primarily related to increased headcount to expand our sales capabilities, as well as increased severance costs of $982, and an increase in advertising and promotion costs of $2,111.

Segment Adjusted EBITDA decreased by $36,568, or 35%, to $69,121 for the six months ended June 30, 2025 from $105,689 for the six months ended June 30, 2024, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the six months ended June 30, 2025:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2025	2024	$	%
Revenue (1)	$388,722	380,130	8,592	2.3%
Cost of sales (excluding depreciation and amortization) (1)	112,465	105,694	6,771	6.4%
Selling, general and administrative (2)	111,049	108,749	2,300	2.1%
Segment Adjusted EBITDA	$165,208	$165,687	$(479)	(0.3)%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue increased by $8,592, or 2%, to $388,722 for the six months ended June 30, 2025 from $380,130 for the six months ended June 30, 2024. This increase was primarily due to a favorable impact on foreign exchange rates of $4,009, as well as growth across all verticals, offset partially by a decrease in interest revenue earned.

Cost of sales increased by $6,771, or 6%, to 112,465 for the six months ended June 30, 2025 from $105,694 for the six months ended June 30, 2024. The increase is due to growth in lower margin verticals in addition to the unfavorable impact on foreign exchange rates.

Selling, general and administrative increased by $2,300, or 2%, to $111,049 for the six months ended June 30, 2025 from $108,749 for the six months ended June 30, 2024. The increase is due to an increase in credit losses of $2,113, an increase in legal and professional fees of $1,452 and an increase in severance costs of $1,122. This is offset partially by a decrease in personnel costs of $2,844 driven by a reduced headcount.

Segment Adjusted EBITDA decreased by $479, or 0%, to $165,208 for the six months ended June 30, 2025 from $165,687 for the six months ended June 30, 2024, due to variances explained above.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our gaming operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps or caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of June 30, 2025, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $13.3 million unfavorable impact and a decrease of 100 basis points would result in a $13.3 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2024, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $12.6 million unfavorable impact and a decrease of 100 basis points would result in a $12.6 million favorable impact. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Peruvian Soles, Canadian Dollar, and Swiss Franc. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of June 30, 2025, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $8.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

As of December 31, 2024, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $21.5 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee ("STC").

Settlement receivables primarily relate to receivables from third party payment institutions , as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of June 30, 2025 was $156,579. As of December 31, 2024 we had drawn down $90,713 on our revolving credit facility.

As of June 30, 2025, and December 31, 2024, the total principal amount of our external borrowings was $2,577,701 and $2,390,689, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied at December 31, 2024 and for the six months ended June 30, 2025.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of June 30, 2025, and December 31, 2024, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital in addition to our other sources of liquidity. As of June 30, 2025 and December 31, 2024, we had $266,082 and $216,683 in cash and cash equivalents. Furthermore, we had $148,421 available under our Revolving Credit Facility as of June 30, 2025. We had $214,287 available under our Revolving Credit Facility as of December 31, 2024.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Share Repurchase Program

For further discussion regarding our Share Repurchase Program, refer to Note 12, Share Repurchase Program, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Debt

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

As market conditions warrant, we and/or certain equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net income / (loss) adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; allowance for credit losses; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net, prepaid expenses, other current assets, accounts payable, other liabilities, and income tax receivable / payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net and accounts payable.

Net cash flows from operating activities decreased by $20,910 to $92,065 for the six months ended June 30, 2025 from $112,975 for the six months ended June 30, 2024. The key reason for the decrease is due to a decrease in revenue, lower realized foreign exchange gains and increased restructuring and other costs, offset partially by lower interest and taxes paid and a decrease in outflows from working capital.

For the six months ended June 30, 2025 net cash flows provided by operating activities of $92,065 primarily consists of a net loss of $69,604, adjusted for non-cash items of $188,244, largely driven by depreciation and amortization of $136,753, share-based compensation of $18,916, interest expense, net of $10,160, allowance for credit losses of $17,333, a deferred tax expense of $8,294 and impairment on goodwill and other assets of $1,295, offset by unrealized foreign exchange gains of $9,146. This was partially offset by net cash outflows of $26,575 from working capital.

For the six months ended June 30, 2024 net cash flows provided by operating activities of $112,975 primarily consists of a net income of $1,626, adjusted for non-cash items of $159,756, largely driven by depreciation and amortization of $137,461, share-based compensation of $22,325 and allowance for credit losses of $19,205, offset by other (expense) / income, net of $9,542 and a deferred tax benefit of $6,191. This was partially offset by net cash outflows of $48,407 from working capital.

Investing Activities

Net cash used in investing activities increased $20,451 to $62,259 for the six months ended June 30, 2025 from $41,808 for the six months ended June 30, 2024. This increase is primarily attributed to an outflow of $8,514 due to the purchase of merchant portfolios, an outflow from merchant reserves of $7,163 and lower receipts under derivative financial instruments. This was offset partially by a cash inflow of $1,948 associated with the sale of the direct marketing payment processing business line, and a cash inflow from merchant reserves of $2,920.

Financing Activities

Net cash used in financing activities decreased $79,821 to $166,301 for the six months ended June 30, 2025 from $246,122 for the six months ended June 30, 2024. The decrease primarily resulted from the movement in settlement funds – merchant and customers, net, as well as less repurchases of borrowings.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the Consolidated Statements of Cash Flows.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented net within financing activities (collectively "Settlement funds - merchant and customer, net"). The current year outflow in Settlement funds - merchant and customers, net is consistent with the decline in customer accounts and other restricted cash, net.

Borrowings and repayments on all facilities were $487,323 and $448,387, respectively, for the six months ended June 30, 2025 and $579,291 and $523,412, respectively for the six months ended June 30, 2024. There were no repurchases of borrowings for the six months ended June 30, 2025 compared to $67,928 for the six months ended June 30, 2024.

We believe that our current level of cash and borrowing capacity under debt facilities, in addition to future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.

Critical Accounting Estimates

There have been no material changes in our critical accounting estimates during the six months ended June 30, 2025. A detailed discussion of our critical accounting estimates is included within our 2024 Annual Report.